SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of July 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




              RYANAIR ANNOUNCES NEW ROUTE TO BRATISLAVA FROM MILAN
                            PLUS INCREASED FREQUENCY
                  ON ITS BRUSSELS AND FRANKFURT - MILAN ROUTES

Ryanair, Europe's No.1 low fares airline, today (Tuesday, 26th July 2005) announced a new route from its Milan base to Bratislava starting daily from 10th October 2005.

Ryanair also announced increased frequency (from 1 to 2 daily) on its Brussels and Frankfurt routes from Milan which will take effect from mid-October. This brings the total number of Ryanair routes from Milan to 18. Today's announcement will generate an additional 300,000 passengers and bring the total number of passengers through our Milan Bergamo base to 2 million per annum.

Speaking this morning, Peter Sherrard, Ryanair's Head of Communications, said:

        "This is the first route from our Milan base to Eastern Europe. Passengers will now be able to travel between Italy and Slovakia in under 1 hour on one of our brand new Boeing 737 aircraft, for a fraction of existing high fares charged by Alitalia. Ryanair will this year carry 2 M passengers through Milan Bergamo airport and they will save over EUR200M compared to the high fares of Alitalia.


Ends.                         Tuesday, 26th July 2005

For reference:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00-353-1-8121228         Tel: 00-353-1-4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  26 July 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director